[Wynstone Fund, L.L.C. Letterhead]

December 1, 1999

Dear Member:

On December 31, 1999, Wynstone Fund, L.L.C. will provide its investors with the opportunity to redeem all or a portion of their investment by means of a tender offer. Enclosed please find all documentation necessary to participate in this tender offer. Note that if you wish to maintain your investment and withdraw nothing from your account, no action on your part is required.

We hope you have been pleased with your investment to date and elect to remain invested in the Fund. If you have any questions or require further information, please contact your Account Executive.

Sincerely,

The Board of Managers

By:    Paul Belica
       Manager